UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35062 / November 29, 2023

In the Matter of:

Nomura Alternative Income Fund
Nomura Private Capital LLC
NCOF, LLC

Worldwide Plaza, 309 W. 49th Street
New York, NY 10019

812-15439

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Nomura Alternative Income Fund, et al. filed an application on February 16, 2023, and
amendments to the application on June 26, 2023, and September 28, 2023, requesting an order
under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule
17d-1 under the Act. The requested order would permit certain joint transactions otherwise
prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. In particular,
the order would permit certain business development companies and registered closed-end
management investment companies (collectively, the "Regulated Funds") to co-invest in
portfolio companies with each other and with certain affiliated investment entities.

On November 3, 2023, a notice of the filing of the application was issued (Investment Company
Act Release No. 35045). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Nomura Alternative Income Fund, et al. (File No. 812-15439) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.